Exhibit 4.1

DESCRIPTION OF EZCORP, INC. CLASS A NON-VOTING COMMON STOCK
General

The following is a description of the principal characteristics of the Class A Non-Voting Common Stock, par value $0.01 per share (“Class A Non-Voting Common Stock”), of EZCORP, Inc., a Delaware corporation (the “Company”), based on the terms and provisions of the Company’s Amended and Restated Certificate of Incorporation and By-Laws (which are filed as Exhibits 3.1 and 3.2, respectively, to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2013) and the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Authorized and Outstanding Capital Stock—The Company is authorized to issue 55,550,000 shares of Class A Non-Voting Common Stock and 3,000,000 shares of Class B Voting Common Stock, par value $0.01 per share (“Class B Voting Common Stock”). As of October 1, 2013, there were 51,262,169 shares of Class A Non-Voting Common Stock and 2,970,171 shares of Class B Voting Common Stock issued and outstanding.

The Class A Non-Voting Common Stock is traded on The NASDAQ Global Select Market under the symbol “EZPW.” Shares of the Class B Voting Common Stock are not publicly traded, and all outstanding shares of Class B Voting Common Stock are held by a single stockholder, MS Pawn Limited Partnership, an entity controlled by Phillip E. Cohen. Each share of Class B Voting Common Stock is convertible, at the option of the holder, into a share of Class A Non-Voting Common Stock.

Preemptive Rights—Holders of Class A Non-Voting Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of shares of Class A Non-Voting Common Stock.

Voting Rights—The shares of Class A Non-Voting Common Stock have no voting rights except as required by law. Subject to the foregoing exception for the Class A Non-Voting Common Stock, all of the voting rights are assigned to the Class B Voting Common Stock. Consequently, as a holder of Class A Non-Voting Common Stock, you will not have any right to elect directors or to vote on any other matter that requires a vote of the Company’s stockholders except as required by the DGCL. Upon conversion of all of the outstanding Class B Voting Common Stock into Class A Non-Voting Common Stock, the holders of shares of Class A Non-Voting Common Stock will be entitled to vote upon all matters submitted to a vote of the Company’s stockholders and will be entitled to one vote per share of Class A Non-Voting Common Stock held.

Stockholder Meetings—Even though the Class A Non-Voting Common Stock has no voting rights, the Company holds an annual meeting of stockholders. All holders of Class A Non-Voting Common Stock receive notice of the annual meetings of stockholders, where they are given the opportunity to discuss with management the Company’s performance and plans.

Fully Paid—All outstanding shares of Class A Non-Voting Common Stock are fully paid and non-assessable.

Dividends—Under the Company’s Amended and Restated Certificate of Incorporation, all shares of the Company’s common stock, whether Class A Non-Voting Common Stock or Class B Voting Common Stock, share dividends pro rata, if, as and when declared by the Board of Directors out of funds legally available therefor. The Company’s Board of Directors has not declared or paid any cash dividends on the Company’s common stock since the Company’s fiscal year ended September 30, 2000, and the Company does not anticipate paying any cash dividends in the immediate future. Any future determination to pay cash dividends will be at the discretion of the Company’s Board of Directors.

Liquidation, Dissolution and Winding Up—Upon liquidation, dissolution or winding up of the Company’s affairs, the holders of the Class A Non-Voting Common Stock and the holders of the Class B Voting Common Stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the Company’s net assets available for distribution to holders of common stock.

Limitation on Directors’ Liability

The Company’s Amended and Restated Certificate of Incorporation provides, as authorized by Section 102(b)(7) of the DGCL, that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	For any breach of the director’s duty of loyalty to the Company or its stockholders;

•	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	For unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	For any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the Company’s Amended and Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as the registrar and transfer agent for the Class A Non-Voting Common Stock.